

LILLIAN AUGUSTA BEAUTY

Plant-based braiding hair: Plastic-free, carcinogen-free, and irritant-free

hairwithoutharm.com   Chicago, IL   𝕏   in   ▶   f   ⓘ

Female Founder   Consumer Goods   Retail   B2C   Minority Founder

Highlights

1 LAB started in the lab, with the founding team making prototypes at the University of Michigan

2 We are solving the health, environmental, and functionality issues with synthetic braiding hair.

3   Our team has expertise in environmental science, CPG marketing, textiles, and braiding.

4   We are collaborating with institutions like Bank of Montreal (BMO) and Soho House.

5   LAB has been featured by ESSENCE, Blavity, Crains, and Girls Who Green the World by Diana Kapp.

Our Founder



Jannice Newson Chief Executive Officer

University of Missouri and University of Michigan alum, Carbon180 Entrepreneur in Residence, US Dept. of Energy NREL Labstart Fellow, featured in Girls Who Green the World by Diana Kapp, and board member of Enterprise for Youth Climate Career Corps.

Why Lillian Augusta Beauty?

A new era for braiding hair.

Lillian Augusta Beauty's premium plant-based braiding hair is a sustainable alternative to synthetic braiding hair. Our hair is plastic-free, irritation-free, and carcinogen-free. Experience hair without harm with Lillian Augusta Beauty (LAB).

Investment Opportunity



With helping us launch LAB and bringing clean and healthy braiding hair to Black women everywhere, you can get up to 2.5X return on your investment!

Check out our detailed view of revenue projections and expected payout schedule **here**.

Based on our revenue projections, we're expecting approximately four year target repayment period for investors to receive full payout. We will pay a percentage of our quarterly revenues back to investors until all investors have realized their respective payout.

Our aspiration is to facilitate a good economic outcome for our investors and our community. We want our supporters to be a part of our success. It is our hope to continue the steady growth of our business post launch.

We expect $100k in revenue in 2024. See more details on this projections **here**.

Forward looking projections are not guaranteed.

Problem



Synthetic braiding hair results in pain AND plastic pollution.
42% of braider wearers experience irritation – itchy scalp, skin acne, and neck pain
PROBLEM
and synthetic braiding hair results in millions of pounds of plastic pollution each year

Synthetic braiding hair is used primarily by Black women for hairstyles like braids and twists. But when we are creating our unique, beautiful hairstyles, we have been left with the worst materials to work with.

Synthetic braiding hair is made of cheap, carcinogenic plastics that irritate the skin and pollute the planet. 42% of those who use synthetic braiding hair experience some sort of discomfort with it (according to our survey conducted 2019-2022; n=221).

Currently, consumers solve the irritation problem by washing synthetic braiding hair with acetic acid (typically apple cider vinegar) to erode the alkaline finish on the hair to lessen the itching. Buying a product that needs to be corrected when you get home is a hassle, and washing with acetic acid still does not address the plastic base. Consumers can also purchase human braiding hair, however it is quite expensive (ranging $60-$260/pack) and not easily found.

Solution


Hair Without Harm ®
Welcome to LAB — experience Hair Without Harm® with our plant-based, allergen tested & vegan braiding hair.
Lightweight
Lighter and softer than synthetic hair
Plant-based
Clinically tested vegan hair fiber
Free-from
Carcinogens, lye, and petroleum

With LAB, the simplicity is braided in. We are building a new way to love and care for our hair. Our flagship product is plant-based braiding hair, which outdoes synthetic braiding hair on performance, environmental sustainability, and health consciousness. We also are differentiating from other innovators in the braiding hair market with optimized hair strands, designed to uniquely blend well in braids and twists.

With an ever-increasing interest in environmental sustainability and clean products, now is the perfect time for LAB to fulfill this market need.

Market Size


Market Size
$1.196B
Total Addressable Market
Braid wearers in the United States
$736M
Serviceable Addressable Market
Braid wearers shopping online



We are focusing on the United States (US) market at this stage, specifically four US cities that concentrate High earning Black women ages 18 to 45.

- Total Addressable Market – $1.196B (Braid wearer in the United States)

- Serviceable Available Market – $736M (Braid wearers shopping online)

- Serviceable Obtainable Market – $37M (5% conversion of braid wearers shopping online)

The Black hair care industry is valued at $2.5 billion and Black consumers spend nine times more than any other racial demographic on hair and beauty products.

Synthetic braiding hair ranges in cost from $2-$15 per bundle. If consumers opt to not choose synthetic braiding hair, they can utilize human braiding hair, which can range from $60-$250 per bundle. There is <u>a lack of a middle ground in braiding hair for those seeking premium hair</u>, but are not looking to splurge on human braiding hair. Lillian Augusta is poised to fill this gap with a premium, healthy, and eco-friendly option.

Business Model





Lillian Augusta will sell our braiding hair <u>direct to consumer</u> from our website. In person interaction is important, so we will supplement our online presence with pop-ups, festivals, and expos.

Braiding hair can be purchased by the person who will wear it or the stylist. Stylists can stock braiding hair at their salons for customers or request customers specifically bring in the hair themselves.

We are projecting $100K of revenue in year 1, which estimates capturing 1% of high earning Black women ages 18 to 45 in the Chicago metropolitan area and 0.5% the same demographic in Atlanta, D.C., and New York City metropolitan areas.

Future projections are not guaranteed.

Team

Jannice Newson
Environmental science, agro-ecosystems, ecology
Aaron Nesser
Industrial design, biomaterials, fundraising, textiles
Bintou Diallo
Braider, artist, creative, LAB Ambassador
Michael Robinson
Marketing and business strategy, creative, branding
lab

Jannice Newson is CEO of LAB. A native of Chicago, she has combined her interests in hair and sustainability in this company. With a BS in Environmental Science and MS in Conservation Ecology, she brings a science based approach to innovation in false hair products.

Jannice began this work hands on, cutting down plants, and taking the to the University of Michigan's fiber studio, which later shifted to making braiding hair prototypes in the basement due to the COVID-19 pandemic. She values the power of collaboration and works with multiple advisors and organizations for the success of the company.

Traction



Backed by the Best
BMO Fellowship
Galvanizer
One On One Chicago
Polsky Exchange
Soho House Fellowship
Sunshine Enterprises
University of Michigan Ross School of Business
William Blair Capital Collective
YWCA
... and many more!
ONE ON ONE
POLSKY
Center for Entrepreneurship and Innovation
THE UNIVERSITY OF CHICAGO
sunshine
ENTERPRISES
M
BREEDLOVE ENTREPRENEURSHIP CENTER
eliminating racism
empowering women
ywca
metropolitan chicago
SOHO HOUSE
BMO Bank of Montreal
lab

We have received $138,000+ in funding for this technological innovation of plant-based braiding hair from organizations including McDonald's, the University of Michigan, and Cummins. We have been featured in the likes of ESSENCE, Blavity, Crains Detroit, and *Girls Who Green the*

likes of ESSENCE, Blavity, Crains Detroit, and *Girls Who Green the World* by Diana Kapp. We are patent pending on our specialized formulation for plant-based braiding hair. Our product is now available for pre-sale purchase with shipping and pickup starting July 1, 2024.

Use of Funds



Use of Funds
1
2
3
1. Marketing and Sales
eCommerce
Growth Marketing
Stylist Ambassadors
2. Product Conversion and Innovation
Manufacturing
Testing
New Products
3. Growth Partnerships
Co-brands
Platforms
Talent

This funding will be used towards starting an inventory of products, creating advertisements, hosting and sponsoring events, and securing Lillian Augusta branded supplies. WeFunder funding will be complemented with existing and pending funding for these categories.



I'm ready to invest!
